EXHIBIT 3.3


                         MAKO MARINE INTERNATIONAL, INC.

                              AMENDMENT TO BY-LAWS
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Article II, Section 2 of the By-Laws is hereby amended to read as follows:

     "2.   Qualifications and Number.  A director need not be a
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          shareholder, a citizen of the United States, or a resident of the
          State of Florida. The initial Board of Directors shall consist of two persons, which shall be the number of directors until changed. Thereafter, the number of directors shall be fixed by the Board of Directors or by the shareholders if not fixed by the Board; provided, however, that the number of directors shall not be less than two nor more than seven."


Adopted by the Board of Directors

January 16, 1996